SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 05 August 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

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press release

Issued in the US at 19.20 Central, August 4, 2010 (01.20 BST, August 5)

BP AUTHORIZED TO BEGIN CEMENTING PROCEDURE

ON MC252 WELL

HOUSTON - BP has received authorization from the National Incident Commander (NIC) to conduct cementing operations on the MC252 well as part of the static kill procedure. Pumping operations are expected to begin Thursday, August 5th.

All operations are being carried out with the guidance and approval of the NIC and other government officials.

The aim of the procedure is to assist with the strategy to kill and isolate the well, and will complement the upcoming relief well operation.

Further information:

BP press office, London: +44 (0)207 496 4076, bppress@bp.com BP press office, Houston: +1 281 366 0265

www.bp.com/gulfofmexicoresponse

- ENDS -

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 05 August 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary